September 10, 2018

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by ClearBridge Energy MLP Opportunity Fund Inc., File No. 333-226149

Dear Mr. Minore:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund,” the “Acquiring Fund” or “EMO”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2018, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on September 4, 2018 and September 5, 2018 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Proxy Statement/Prospectus Comments

1.

As a follow up to your response to Comment 6 in your Correspondence Letter dated August 29, 2018, please disclose that EMO will limit its investments in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of its assets.

In response to the Staff’s comment, the Fund has added disclosure that it currently does not intend to invest more than 15% of its managed assets in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Proxy Statement/Prospectus and Statement of Additional Information Accounting Comments

2.	Please update the “Pro Forma Combined Capitalization Table” on page 64 of the Proxy Statement/Prospectus to be as of May 31, 2018.

In response to the Staff’s comment, the Fund has updated the “Pro Forma Combined Capitalization Table” to be as of May 31, 2018.

3.

Please note that the section titled “Pro Forma Financial Statements” beginning on page S-2 of the Statement of Additional Information is based on the financial statements for the fiscal year ended November 30, 2017, which is more than 245 days old. Please file a pre-effective amendment with an updated “Pro Forma Financial Statements” section that includes financial information based on the unaudited financial statements for the six-month reporting period ended May 31, 2018.

In response to the Staff’s comment, the Fund has revised the financial information in the “Pro Forma Financial Statements” section beginning on page S-2 of the Statement of Additional Information to be based on the unaudited financial statements for the six-month reporting period ended May 31, 2018.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP